

Mail Stop 3720

August 15, 2006

Via U.S. Mail and Fax (202.333.8251)
Mr. Lawrence S. Winkler
Chief Financial Officer
Inphonic, Inc.
1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

        RE: **Inphonic, Inc.**
                    Form 10-K for the fiscal year ended December 31, 2005
                    Filed March 16, 2006

                    Form 10-Q for the quarterly period ended June 30, 2006

                    File No. 0-51023

Dear Mr. Winkler:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note 1(b) – Use of Estimates, page F-10

1. Tell us and disclose specifically which periods were impacted by the correction of the computational error related to your overstatement of depreciation expense. Tell us why you do not believe the impact of the adjustment was material to any of the quarterly or annual reporting periods.

Note 1(d) – Financial Instruments

Concentration of Credit Risk, page F-10

2. Please comply with Item 101 of Regulation S-K and identify the name of each of customer that comprises 10 percent or more of your consolidated net revenue.

Note 1(h) – Revenue Recognition, page F-13

3. Tell us and disclose more specifically what a satellite activation certificate is, how you account for them when purchased prior to resale to the customer, and how you recognize revenue from the sale of these certificates.

Note 3 – Business Acquisitions, page F-20

4. We note that you utilized a third-party valuation specialist to fair value the intangible assets for both of your acquisitions. While you are not required to make reference to the outside expert, when you do you should disclose the name of the expert and include the consent of the expert. If you decide to delete your reference to the outside valuation, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Note 5 – Long-lived Assets, page F-24

5. Please tell us in detail how you concluded that your supplier relationships are indefinite-lived intangible assets under paragraph 11 of SFAS 142.

6. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

Note 6(a) - Bank Facilities, page F-26

7. We note you obtained a waiver for the covenant violations on your bank facility. Please tell us:

- When the covenant violation occurred,
- If the violation was waived without further modification to your covenants,
- If a grace period was extended to comply, and
- If any new terms have been negotiated for future periods.

   Tell us your consideration of paragraph 5 of SFAS 78 in your classification of your debt as of December 31, 2005.

Note 10 – Commitments and Contingencies

Legal Matters, page F-34

8. Tell us and disclose if you have accrued for the proposed FCC fine of $820,000, and if not, why you believe the accrual is not necessary.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Lawrence S. Winkler, Chief Financial Officer
Inphonic, Inc.
August 16, 2006
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

 /s/ Kyle Moffatt for

Larry Spirgel
Assistant Director